SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	April 13, 2005 at 07.15 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso finalises the Papeteries de France acquisition

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso and International Paper have closed the previously announced acquisition of Papeteries de France (PdF). The regulatory authorities have approved Stora Enso’s ownership of the French paper merchant PdF. The acquisition is a further step in strengthening the Papyrus presence in France and Western Europe.

PdF will become part of Papyrus, the Stora Enso Merchants division, which has annual sales of about EUR 260 million and 345 employees in France.

“As a customer interface for the Group, our merchant business Papyrus is an important component of Stora Enso’s value chain and takes us one step closer to the customer,” says Kai Korhonen, Senior Executive Vice President, Stora Enso Paper.

“Papyrus’s strategy is to be a leading player in the markets and segments where it operates. This acquisition will clearly help us achieve this objective in France and therefore Western Europe. We believe that by creating a stronger position we can serve our customers better and generate improved financial returns,” says Mats Nordlander, President of Papyrus.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.papyrus.com

www.storaenso.com

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

2(2)

The previous press releases concerning Stora Enso’s acquisition of Papeteries de France are available at www.storaenso.com/press

– 24 February 2005: Stora Enso proceeds with Papeteries de France acquisition

– 18 January 2005: Stora Enso plans to acquire French merchanting business from IP

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel